SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,          August                     2006
                           -----------------------   ----------------
Commission File Number     000-23464
                           -----------------------   ----------------

                             Hummingbird Ltd.
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              (Translation of registrant's name into English)

             1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

      Form 20-F                     Form 40-F      X
               ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                              No       X
             ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1 News Release, dated August 4, 2006 ("Open Text Corporation to Acquire Hummingbird Ltd. for US$27.85 Per Share").




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                                                                      DOCUMENT 1

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                OPEN TEXT CORPORATION TO ACQUIRE HUMMINGBIRD LTD.
                             FOR US$27.85 PER SHARE

TORONTO, ON - August 4, 2006 -Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) announced today that it has entered into a definitive agreement pursuant to which a wholly-owned subsidiary of Open Text Corporation (NASDAQ: OTEX; TSX:
OTC) will acquire all of Hummingbird's outstanding shares in an all-cash transaction valued at US$27.85 per share, or approximately US$489 million (CDN$551 million).

The Board of Directors has unanimously approved the transaction and Hummingbird's Board is unanimously recommending that shareholders vote in favour of the transaction.

The Open Text transaction represents a premium of 20.5% to Hummingbird's shares on May 25, 2006, the day prior to Hummingbird's announcement that it had agreed to be acquired by an affiliate of Symphony Technology Group for US$26.75 per share, and a premium of 4.1% to the Symphony transaction.

Prior to executing a definitive agreement with Open Text, Hummingbird terminated its arrangement agreement with affiliates of Symphony and, as required by that agreement, paid an affiliate of Symphony a termination fee of approximately US$11.7 million. The special meeting of Hummingbird's shareholders to consider the Symphony transaction that was scheduled for August 18, 2006 has been cancelled.

The transaction is to be carried out by way of a statutory plan of arrangement and will be subject to the approval of two-thirds of the votes cast by Hummingbird's shareholders at a meeting of shareholders, currently expected to be held in late-September, as well as court approval. The transaction is also subject to certain other customary conditions, including the receipt of regulatory approvals. The proposed transaction is expected to close in early-October, shortly after receipt of shareholder and court approvals.

Hummingbird expects to send an information circular relating to the transaction to shareholders later this month. A copy of the agreement providing for the transaction will be filed with the Canadian securities regulators and furnished to the U.S. Securities and Exchange Commission. The information circular and the agreement providing for the transaction will be available at www.sedar.com and at www.sec.gov.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

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Founded in 1984, Hummingbird employs over 1,400 people and serves more than
33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-Looking Statements Forward-looking statements in this press release, including statements relating to the date of delivery of an information circular and the closing date for the transaction are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to Hummingbird. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to Hummingbird's ability to close the transaction in the time period anticipated, if at all, which is dependent upon Hummingbird's ability to receive the requisite regulatory approvals and to comply with the closing conditions to the transactions, some of which are beyond Hummingbird's control. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and Hummingbird does not assume any obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For further information, please contact:

 Inder Duggal                                     Dan Coombes
 Chief Financial Officer                          Director, Investor Relations
 Hummingbird Ltd.                                 Hummingbird Ltd.
 Tel: 416 496-2200 ext.2205                       Tel: 416 496-2200 ext. 6359
 inder.duggal@hummingbird.com                     daniel.coombes@hummingbird.com

 Michele Stevenson                                Josh Pekarsky
 Senior Manager, Corporate Communications         Longview Communications
 Hummingbird Ltd.                                 (604) 694-6030
 Tel: 416 496-2200 ext. 2623
 michele.stevenson@hummingbird.com





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HUMMINGBIRD LTD.
                                     -------------------------------------------
                                                     (Registrant)

Date:   August 8, 2006        By:     /S/ INDER P.S. DUGGAL
        ------------------            ------------------------------------------
                                             Name:    Inder P.S. Duggal
                                             Title:   Chief Financial Officer